Exhibit 16.1

June 6, 2019

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Ranpak Holdings Corp.’s statements included under Item 4.01 of its Form 8-K dated June 6, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage Deloitte & Touche LLP to serve as the Company’s new independent registered public accounting firm, and the statements made in paragraphs 4 and 5 under Item 4.01.

/s/ WithumSmith+Brown, PC

New York, New York

cc:	Mr. Robert King
Audit Chair
Ranpak Holdings Corp.